PIMCO High Yield Municipal Opportunity Fund

1345 Avenue of the Americas

New York, New York 10105

March 26, 2009

Mr. Brion Thompson, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO High Yield Municipal Opportunity Fund (CIK No. 0001409953) Application for Withdrawal of Registration Statement Registration Statement on Form N-2 (File no. 333-145603)

Dear Mr. Thompson:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PIMCO High Yield Municipal Opportunity Fund (the “Registrant”) hereby applies for an order granting withdrawal of its registration statement on Form N-2 (file no. 333-145603), including all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement originally was filed with the Securities and Exchange Commission on August 21, 2007.

In light of market conditions, the Registrant has determined not to proceed with the offering described in the Registration Statement. The Registrant has not offered or sold any securities under the Registration Statement, and all activities in pursuit of the offering described in the Registration Statement have been discontinued. Accordingly, the Registrant requests that an order granting the withdrawal of the Registration Statement be issued as of the date hereof.

If you have any questions regarding this application for withdrawal, please contact Jacob E. Comer of Ropes & Gray LLP, outside counsel to the Registrant, at 617.951.7913.

Sincerely,

/s/ Thomas Fuccillo

Thomas Fuccillo

Secretary and Chief Legal Officer